UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 1)*
Sinovac Biotech Ltd.
(Name of Issuer)
Common Shares, $0.001 par value per share
(Title of Class of Securities)
P8696W104
(CUSIP Number)
Vivo Capital, LLC 505 Hamilton Avenue, Suite 207 Palo Alto, CA 94301
(650) 688-0818
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
with copies to: James T. Lidbury, Esq. Ropes & Gray LLP 41st Floor, One Exchange Square 8 Connaught Place Central, Hong Kong
July 19, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. P8696W104

1.	NAME OF REPORTING PERSON. Vivo Capital, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	4,539,456
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER	4,539,456
	10.	SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,539,456
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		6.6% (1)
14.	TYPE OF REPORTING PERSON OO

(1) Based on 69,081,861 Common Shares outstanding, consisting of (i) 57,281,861 shares outstanding as of December 31, 2017, as reported in the Issuer’s Form 20-F filed with the Securities and Exchange Commission on May 11, 2018 and (ii) 11,800,000 shares issued in a private placement by the Issuer on July 2, 2018.

CUSIP No. P8696W104

1.	NAME OF REPORTING PERSON. Vivo Capital VIII, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER	1,360,544 (1)
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER	1,360,544 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,360,544 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		2.0% (2)
14.	TYPE OF REPORTING PERSON OO

(1) 1,195,465 of such shares are held by Vivo Capital Fund VIII, L.P. and 165,079 of such shares are held by Vivo Capital Surplus Fund VIII, L.P.  Vivo Capital VIII, LLC is the general partner of both Vivo Capital Fund VIII, L.P. and Vivo Capital Surplus Fund VIII, L.P.

(2) Based on 69,081,861 Common Shares outstanding, consisting of (i) 57,281,861 shares outstanding as of December 31, 2017, as reported in the Issuer’s Form 20-F filed with the Securities and Exchange Commission on May 11, 2018 and (ii) 11,800,000 shares issued in a private placement by the Issuer on July 2, 2018.

CUSIP No. P8696W104

AMENDMENT NO. 1 TO SCHEDULE 13D

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission on July 11, 2018 by Vivo Capital LLC with respect to the Common Shares of the Issuer (the “Schedule 13D”). Terms defined in the Schedule 13D are used herein as so defined.

The following items of the Schedule 13D are hereby amended as follows:

Item 2.	Identity and Background.

Item 2 is hereby amended to add Vivo Capital VIII, LLC (“Vivo VIII”) as a Reporting Person. The principal business of Vivo VIII is to act as the general partner of Vivo Capital Fund VIII, L.P. and Vivo Capital Surplus Fund VIII, L.P. Dr. Frank Kung, Dr. Albert Cha, Dr. Edgar Engleman, Dr. Chen Yu and Mr. Shan Fu are the voting members of Vivo VIII. Vivo VIII is a Delaware limited liability company.

The Joint Filing Agreement between the Reporting Persons (the “Joint Filing Agreement”) is attached hereto as Exhibit E.

Item 3.	Source and Amount of Funds.

Item 3 is hereby supplemented with the following:

On July 19, 2018, Vivo Capital LLC, Vivo Capital Fund VIII, L.P. and Vivo Capital Surplus Fund VIII, L.P. entered into a Securities Purchase Agreement (the “Fund VIII Purchase Agreement”), pursuant to which Vivo Capital LLC sold to Vivo Capital Fund VIII, L.P. and Vivo Capital Surplus Fund VIII, L.P. an aggregate 1,360,544 Common Shares for an aggregate purchase price of $9,999,998.40, or $7.35 per share. The Fund VIII Purchase Agreement is attached hereto as Exhibit F, and any description thereof is qualified in its entirety by reference thereto. The source of funds for such purchase price was the working capital, or funds available for investment, of Vivo Capital Fund VIII, L.P. and Vivo Capital Surplus Fund VIII, L.P.

Item 5.	Interest in Securities of Issuer.

Items 5(a) and (b) are hereby restated to read in their entirety as follows:

(a)	The information requested by this paragraph is incorporated herein by reference to the information provided on the cover pages to this Amendment No. 1 to Schedule 13D.

(b)	The information requested by this paragraph is incorporated herein by reference to the information provided on the cover pages to this Amendment No. 1 to Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby supplemented with the following:

The sale of shares by Vivo Capital LLC described in Item 3 is a Permitted Transfer as defined in the Shareholders Agreement. Pursuant to the Fund VIII Purchase Agreement, Vivo Capital Fund VIII, L.P. and Vivo Capital Surplus Fund VIII, L.P. have agreed to be bound to the same extent as Vivo Capital by the obligations of the Shareholders Agreement by executing a joinder agreement substantially in the form attached as Exhibit C to the Shareholders Agreement.

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Item 7.	Material to be Filed as Exhibits.

Exhibit E – Joint Filing Agreement

Exhibit F – Fund VIII Purchase Agreement

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 20, 2018

VIVO CAPITAL, LLC

By:	/s/ Frank Kung
	Name:	Frank Kung
	Title:	Managing Member

VIVO CAPITAL VIII, LLC

By:	/s/ Albert Cha
	Name:	Albert Cha
	Title:	Managing Member

CUSIP No. P8696W104

EXHIBIT E

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D to which this Agreement is annexed as Exhibit E, and any amendments thereto, is and will be filed on behalf of each of them in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: July 20, 2018

VIVO CAPITAL, LLC

By:	/s/ Frank Kung
	Name:	Frank Kung
	Title:	Managing Member

VIVO CAPITAL VIII, LLC

By:	/s/ Albert Cha
	Name:	Albert Cha
	Title:	Managing Member

CUSIP No. P8696W104

EXHIBIT F

FUND VIII PURCHASE AGREEMENT

THIS SECURITIES PURCHASE AGREEMENT (this “Agreement”) is made on July 19, 2018 by and between Vivo Capital, LLC (the “Seller”) and Vivo Capital Fund VIII, L.P. and Vivo Capital Surplus Fund VIII, L.P. (collectively, the “Buyer”).

THE PARTIES AGREE as follows:

Interpretation

(1)	In this Agreement:

"Business Day" means a day other than a Saturday or Sunday or public holiday in New York;

“Company” means Sinovac Biotech Ltd.;

"Completion" means completion of the sale and purchase of the Shares in accordance with clause 0 of this Agreement;

"Consideration" means US$9,999,998.40;

"Encumbrance" means a mortgage, charge, lien, option, restriction, right of first refusal, right of pre-emption, third party right or interest or other encumbrance or security interest of any kind, or another type of preferential arrangement having similar effect;

“Shareholders Agreement” means Shareholders Agreement entered into by and among the Company, the Seller and certain other parties thereto, dated July 2, 2018 and as amended from time to time;

"Shares" means 1,360,544 common shares of the Company, par value of US$0.001 par value per share held by the Seller, 1,195,465 shares of which shall be held by Vivo Capital Fund VIII, L.P. and 165,079 shares of which shall be held by Vivo Capital Surplus Fund VIII, L.P.; and

"US$" or "US dollars" means US dollars, the lawful currency of the United States of America.

(2)	In this Agreement, a reference to:

(1)	a clause or paragraph or schedule, unless the context otherwise requires, is a reference to a clause or paragraph of, or schedule to, this Agreement; and

(2)	the headings in this Agreement do not affect its interpretation.

Sale and Purchase of the Shares

(3)	Subject to and in accordance with the terms and conditions of this Agreement, the Buyer agrees to buy the Shares and the Seller agrees to sell the Shares free of any Encumbrance except otherwise required under the Shareholders Agreement.

CUSIP No. P8696W104

(4)	The Buyer shall be entitled to exercise all rights attached or accruing to the Shares and to receive all dividends, distributions or returns of capital paid or made in respect of those Shares (if any) on or after Completion (excluding, for the avoidance of doubt, the right to receive any of the Consideration).

Purchase Price

(5)	On Completion, the Consideration shall be paid by the Buyer to the account or accounts specified by the Seller.

(6)	The Consideration shall be made in US dollars in immediately available funds without any set-off, restriction or condition and without any deduction or withholding (save only as required by law) by transfer of cleared funds for same day value.

Completion

(7)	Completion shall take place at the registered office address of the Buyer within five (5) Business Days following the date of this Agreement or at any other place or on any other date to be mutually agreed by the Seller and the Buyer.

(8)	At Completion the Buyer shall enter into a Joinder Agreement, as defined in the Shareholders Agreement.

Further Assurance

The Seller and the Buyer shall do and execute or arrange for the doing or executing of, each necessary act, document and thing reasonably within its power to implement this Agreement.

General

(9)	A variation of or amendment to this Agreement is valid only if it is in writing and signed by or on behalf of each party.

(10)	This Agreement may be executed in any number of counterparts, each of which when executed and delivered is an original and all of which together evidence the same agreement.

(11)	This Agreement and each document referred to in it constitute the entire agreement and supersede any previous agreements between the parties relating to the subject matter of this Agreement.

Costs

The Buyer shall bear all stamp duty or other documentary or transaction duties and any other transfer taxes arising as a result or in consequence of this Agreement or its implementation.

Governing Law and dispute resolution

(12)	This Agreement is governed by the laws of the State of New York.

(13)	All actions arising out of or relating to this Agreement shall be heard and determined exclusively in any New York federal court sitting in the Borough of Manhattan of The City of New York.

CUSIP No. P8696W104

EXECUTED by the parties:

Seller:

Vivo Capital, LLC

By:	/s/ Frank Kung
	Name:	Frank Kung
	Title:	Managing Member

Buyer:

Vivo Capital Fund VIII, L.P.

By:	/s/ Albert Cha
	Name:	Albert Cha
	Title:	Managing Member
Vivo Capital VIII, LLC, General Partner of Vivo Capital Fund VIII, L.P.

Vivo Capital Surplus Fund VIII, L.P.

By:	/s/ Albert Cha
	Name:	Albert Cha
	Title:	Managing Member
Vivo Capital VIII, LLC, General Partner of Vivo Capital Surplus Fund VIII, L.P.